

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 2, 2010

<u>Via U.S. Mail and Facsimile to (303) 927-2467</u>

Mr. Peter Swinburn
President & Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

>   **Re: Molson Coors Brewing Company**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Filed on February 19, 2010**
>   **File No. 1-14829**

Dear Mr. Swinburn:

    We have reviewed your filing and have the following comment. In our comment we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your discussion of 'underlying pretax income,' 'underlying after-tax income,' and 'underlying earnings' throughout both your Form 8-K filed February 9, 2010 and within Management's prepared remarks in your fourth quarter earnings call conducted on February 9, 2010. It appears these metrics represent important measures by which you manage operations and communicate performance to investors. Please explain to us why you do not discuss these metrics in your Form 10-K for the fiscal year ended December 26, 2009.

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Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services